Simpson Thacher & Bartlett LLP

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Washington, D.C. 20001

TELEPHONE: +1-202-636-5500

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Direct Dial Number (202) 636-5508	E-mail Address debra.sutter@stblaw.com

September 29 2025

VIA EDGAR

David Manion

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Franklin BSP Lending Fund
File Nos. 811-24075; 333-286423

Dear Mr. Manion:

On behalf of Franklin BSP Lending Fund (the “Fund”), we hereby file with the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) the third pre-effective amendment to the Fund’s registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, through the Commission’s electronic data gathering, analysis and retrieval (EDGAR) system. The Registration Statement includes revisions in response to the Staff’s comments received by the undersigned by telephone on August 28, 2025 relating to the second pre-effective amendment to the Registration Statement and revisions to otherwise update disclosure.

For convenience of reference, the comments of the Staff have been reproduced herein. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the reproduced comment. Please note that all page numbers in the Fund’s responses are references to the page numbers of the Registration Statement. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

Securities and Exchange Commission	September 29, 2025

Accounting Comments Received on August 28, 2025

Summary of Fees and Expenses (page 18)

1.

Please revise the fee table so that the Total Annual Expenses align with the disclosed expenses under Management Fees, Other Expenses and Distribution and Servicing Fees for each class of Shares. Additionally, please ensure that any revisions in the fee table are reflected in the examples below.

The Fund confirms that it has revised the disclosure as described in the above comment.

Financial Statements and Exhibits

2.	Please note that the financial statements for the seed audit will go stale on October 7, 2025.

The Fund respectfully acknowledges the Staff’s comment.

3.	Please note that the Consent of Independent Registered Public Accounting Firm will go stale on September 7, 2025.

The Fund respectfully acknowledges the Staff’s comment.

* * * * * * * *

Securities and Exchange Commission	September 29, 2025

Please do not hesitate to call me at (202) 636-5508 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Debbie Sutter
Debbie Sutter

cc:	Marc A. De Oliveira, Franklin Templeton David W. Blass, Simpson Thacher & Bartlett LLP Ryan P. Brizek, Simpson Thacher & Bartlett LLP